SCHEDULE 13G

Amendment No. 2
NATCO GROUP INC
Common Stock
Cusip #63227W203


Cusip #63227W203
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	387,790
Item 6:	0
Item 7:	2,382,950
Item 8:	0
Item 9:	2,382,950
Item 11:	13.756%
Item 12:	    HC


Cusip #63227W203
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,382,950
Item 8:	0
Item 9:	2,382,950
Item 11:	13.756%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		NATCO GROUP INC

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2950 North Loop West, Suite 750
		Brookhollow Central III
		Houston, TX  77092


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		63227W203

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,382,950

	(b)	Percent of Class:	13.756%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	387,790

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	2,382,950

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of NATCO GROUP INC. The interest of one person, Fidelity Small Cap Stock Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of NATCO
GROUP INC, amounted to 1,331,950 shares or 7.689% of the total outstanding Common Stock at February 28, 2007.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2007
Date

/s/Stuart Fross
Signature

Stuart Fross
Duly authorized under Power of Attorney
dated July 30, 2002, by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,949,600 shares or 11.254% of the Common Stock outstanding of NATCO
GROUP INC ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Small Cap Stock Fund, amounted to 1,331,950 shares or
7.689% of the Common Stock outstanding. Fidelity Small Cap
Stock Fund has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 1,949,600 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors Trust Company ("PGATC"),
53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 433,350 shares or 2.502% of the outstanding Common Stock of the NATCO GROUP INC as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 433,350 shares and sole power to vote or to direct the voting of 383,550 shares of Common Stock owned by the institutional accounts managed by PGATC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 12, 2007, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of NATCO GROUP INC at February 28,
2007.

	FMR Corp.

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney dated July
30, 2002, by Eric D. Roiter by and on behalf of FMR Corp.
and its direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney dated July
30, 2002, by Eric D. Roiter by and on behalf of Edward C.
Johnson 3d

	Fidelity Management & Research Company

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney dated July
30, 2002, by Eric D. Roiter Senior V.P. and General Counsel

	Fidelity Small Cap Stock Fund

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney dated July
30, 2002, by Eric D. Roiter Secretary